510 Burrard St, 3rd Floor
Date: May 18, 2012	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TIMMINS GOLD CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	14/06/2012
Record Date for Voting (if applicable) :	14/06/2012
Beneficial Ownership Determination Date :	14/06/2012
Meeting Date :	19/07/2012
Meeting Location (if available) :	Suite 1900 - 570 Granville Street,
Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88741P103	CA88741P1036

Sincerely,

Agent for TIMMINS GOLD CORP